                                                                    EXHIBIT 12.1

                            UROHEALTH SYSTEMS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES


                                                                NINE        NINE                               THREE      THREE
                                                               MONTHS      MONTHS     12-MONTHS     YEAR       MONTHS     MONTHS
                                  YEAR ENDED JUNE 30,           ENDED       ENDED       ENDED       ENDED      ENDED      ENDED
                             ------------------------------   MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,   JUNE 30,   JUNE 30,
                               1993       1994       1995       1995        1996        1996        1997        1996       1997
                             --------   --------   --------   ---------   ---------   ---------   ---------   --------   --------
                                                                        (IN THOUSANDS)
Net income (loss)........... $(13,441)  $(24,804)  $(24,837)  $(19,299)   $(23,024)   $(27,527)   $(86,483)   $(4,263)   $(11,414)
  Add:
    Extraordinary item......       --         --         --         --          --          --       2,973      2,973       1,823
    Taxes...................      837        566      1,386      1,069         431         748        (227)        --          --
    Fixed charges...........      688      1,014        974        684       1,436       1,648       8,632      1,143       5,557
                             --------   --------   --------   --------    --------    ---------   --------    -------    --------
      Earnings..............  (11,916)   (23,224)   (22,477)   (17,546)    (21,157)    (25,131)    (75,105)      (147)     (4,034)
Fixed Charges
  Interest..................      325        406        367        254       1,059       1,165       8,143      1,044       5,433
  Interest portion of rent
    expense.................      363        433        529        367         322         413         464         81         120
  Preferred stock
    dividends...............       --        175         78         63          55          70          25         18           4
                             --------   --------   --------   --------    --------    ---------   --------    -------    --------
      Total fixed charges...      688      1,014        974        684       1,436       1,648       8,632      1,143       5,557
Ratio of earnings to fixed
  charges(1)................       --         --         --         --          --          --          --         --          --


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(1) For purposes of computing the ratio of earnings to fixed charges, (i)
    earnings represents income (loss) from continuing operations before income taxes plus fixed charges, and (ii) fixed charges consists of interest expense, the portion of rent expense representing interest, and dividends on the preferred stock of a subsidiary. The Company had a deficiency of earnings compared to its fixed charges for the years ended June 30, 1993, 1994 and 1995 and for the nine months ended March 31, 1995 and 1996 and the years ended March 31, 1996 and 1997 of $12.6 million, $24.2 million, $23.5 million, $18.2 million, $22.6 million, $26.8 million and $83.7 million, respectively. For the three months ended June 30, 1996 and 1997, the Company had a deficiency of earnings to cover fixed charges of $1.3 million and $9.6 million, respectively.